UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Notice of Annual Meeting and Management Information Circular.

2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Martin Ferron
Name: Title:	Martin Ferron President & Chief Executive Officer

Date: April 10, 2015

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

MAY 13, 2015

April 2, 2015

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 13, 2015

NOTICE IS HEREBY GIVEN that the annual and special meeting of holders of common shares (the “NAEP Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at the head office of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta on the 13th day of May, 2015, at 3:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

1.	to receive the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2014 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to re-appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors as such;

4.	to consider, and if appropriate, approve the unallocated options under the Share Option Plan established by the Corporation; and

5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual and special meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

The Information Circular and a form of proxy accompany this notice.

NAEP Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 11, 2015 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Edmonton, Alberta, this 2nd day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN ENERGY PARTNERS INC.

/S/ Martin Ferron
President & Chief Executive Officer

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation”, “NAEP”, “our” or “we”) for use at the annual and special meeting (the “Meeting”) of holders of voting common shares of the Corporation (the “NAEP Shareholders”) to be held at the head office of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta on the 13th day of May, 2015, at 3:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting, dated April 2, 2015 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

For the purposes of the Meeting, the Corporation is not: (a) relying on the “notice and access” rules to allow it to make certain proxy-related materials available on the internet rather than mailing such materials directly to registered shareholders and indirectly to non-registered shareholders; or (b) mailing proxy-related materials directly to non-registered shareholders who have not waived the right to receive them. The Corporation intends to pay for “proximate intermediaries” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials and Form 54-107F7 – Request for Voting Instructions Made by Intermediary to non-registered shareholders who have waived the right to receive them.

The Notice of Meeting, Proxy and this Information Circular will be mailed to NAEP Shareholders commencing on or about April 17, 2015. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-

looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada, including, but not limited to, our most recent annual and interim management’s discussion and analysis.

RECORD DATE

The record date (the “Record Date”) for determining which NAEP Shareholders shall be entitled to receive notice of and to vote at the Meeting is April 1, 2015. Only NAEP Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NAEP Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta, T5S 0C2.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. Every NAEP Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NAEP Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 11, 2015 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NAEP Shareholder or its attorney duly authorized in writing or, if a NAEP Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NAEP Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NAEP Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NAEP Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NAEP Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NAEP Shareholder or by his, her or its attorney authorized in writing or, if the NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NAEP Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NAEP Shareholders, as a substantial number of NAEP Shareholders do not hold voting common shares of the Corporation (“NAEP Common Shares”) in their own name, and thus are considered non-registered shareholders. NAEP Shareholders who do not hold their NAEP Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NAEP Shareholders whose names appear on the records of the Corporation as the registered holders of NAEP Common Shares can be recognized and acted upon at the Meeting. If NAEP Common Shares are listed in an account statement provided to a NAEP Shareholder by a broker, then, in almost all cases, those NAEP Common Shares will not be registered in the NAEP Shareholder’s name on the records of the Corporation. Such NAEP Common Shares will more likely be registered under the name of the NAEP Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NAEP Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NAEP Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NAEP Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NAEP Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NAEP Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NAEP Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NAEP Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those applicable to proxy statements subject to Section 14(a) of the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NAEP Common Shares and an unlimited number of non-voting common shares. As at April 2, 2015, there were a total of 33,993,996 NAEP Common Shares outstanding and no non-voting common shares outstanding. Each NAEP Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, the following individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NAEP Common Shares:

Name of Beneficial Owner	Number of NAEP Common Shares	% of Outstanding NAEP Common Shares
Frontfour Capital Group, LLC	3,822,224	11.2%

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty percent (20%) of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the NAEP Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NAEP Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NAEP Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NAEP Shareholders as of the Record Date has been used to deliver to NAEP Shareholders the Notice of Meeting and this Information Circular as well as to determine the NAEP Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2014, together with the report of the auditors thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NAEP Shareholders at the Meeting. Receipt at the Meeting of the auditors’ report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of six directors, all of whom have indicated that they wish to stand for re-election. Management proposes to set the total number of directors to be elected at the Meeting at seven.

Six of the seven nominees below are now directors of the Corporation and have been directors since the dates indicated below. The seventh nominee, Mr. Bryan Pinney, would be a new director. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee at their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The Board adopted a “Board Policy on Majority Voting for Director Nominees” (the “Policy”) on August 8, 2013. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the total number of shares withheld exceeds the total number of shares voted in favour of the nominee, then notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her resignation for consideration by the Board, to take effect immediately upon acceptance by the Board. Upon receipt of such a conditional resignation, the Governance Committee shall consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Governance Committee, the Board shall within 90 days of the shareholder’s meeting decide whether or not to accept the tendered resignation and shall issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept such resignation. The following table and the notes thereto state, as of March 31, 2015, the: (i) name, municipality, province or state of residence, country of residence, and age of each nominee; (ii) the date each nominee first became a director of the Corporation (with the current term of each incumbent nominee expiring as of the holding of the Meeting); (iii) where applicable, the current position of each nominee with the Corporation (other than that of director); (iv) the present status of each nominee as an independent or non-independent director; (v) the committees upon which each nominee presently serves; (vi) the present principal occupation, business or employment of each nominee; (vii) the number of NAEP Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (viii) the Board and committee meeting attendance record for each nominee in the fiscal year ended December 31, 2014.

Martin R. Ferron Edmonton, AB, Canada, 58 Director Since: June 7, 2012 Non-Independent Director President & Chief Executive Officer Meets share ownership guidelines

Martin R. Ferron joined the Corporation as President and Chief Executive Officer and as a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc. (“Helix”), an NYSE listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and a MBA from Aberdeen University.

	Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	491,900	1,016,988	111,088	$1,600,100

	Committee Membership and Attendance Record
	Board		6 of 6

Ronald A. McIntosh Calgary, AB, Canada, 73 Director since: May 20, 2004 Independent Director Chairman of the Board Meets share ownership guidelines

Ronald A. McIntosh became Chairman of our Board of Directors on May 20, 2004. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd. and Fortealeza Energy Inc., formerly known as Alvopetro Inc.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	Nil	116,200	143,459	Nil

Committee Membership and Attendance Record
	Board (chair)		6 of 6
	Audit		2 of 2
	Governance (chair)		3 of 3

William C. Oehmig Chattanooga, TN, U.S.A., 65 Director since: May 20, 2004 Independent Director Meets share ownership guidelines

William C. Oehmig became one of our Directors on November 26, 2003. His career began at Texas Commerce Bank in Houston in 1974. Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors until 1984, when he became a Partner with The Sterling Group, a private equity investment firm in Houston, Texas. Mr. Oehmig is now an Advisory Partner to the Sterling Group. Mr. Oehmig currently serves on the board of Universal Fibers Inc. In the past he has served as Chairman of Royster Clark, Purina Mills, Exopack and Sterling Diagnostic Imaging and on the boards of several portfolio companies while with Sterling. Mr. Oehmig serves on or has served on and chaired on numerous non-profit boards. Mr. Oehmig received his Bachelor of Business Administration (B.B.A.) in Economics from Transylvania University and his Masters of Business Administration (M.B.A.) from the Owen Graduate School of Management at Vanderbilt University.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	Nil	700,781	175,583	Nil

Committee Membership and Attendance Record
	Board		5 of 6
	Human Resources & Compensation		4 of 4
	HSE & Business Risk (chair)		6 of 6

Bryan Pinney Calgary, AB, Canada, 62 Not currently a director Will qualify as independent

Bryan Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources. Mr. Pinney has been a partner with Deloitte since 2002 and is currently Vice Chairman. Mr. Pinney served as Calgary Managing Partner from 2002 through 2007 and as National Managing Partner of Audit & Assurance from 2007 to 2011. Mr. Pinney was a past member of Deloitte’s Board of Directors and was chair of the Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is currently the chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He is a Chartered Accountant, a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

	Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	Nil	10,000	Nil	Nil

Allen R. Sello West Vancouver, BC, Canada, 75 Director Since: January 26, 2006 Independent Director Meets share ownership guidelines

Allen R. Sello became one of our Directors on January 26, 2006. His career began at Ford Motor Company of Canada in 1964, where he held finance and marketing management positions, including Treasurer. In 1979, Mr. Sello joined Gulf Canada Limited, at which he held various senior financial positions, including Vice-President and Controller. He was appointed Vice-President, Finance of its successor company Gulf Canada Resources Limited in 1987 and Chief Financial Officer in 1988. Mr. Sello then joined International Forest Products Ltd. in 1996 as Chief Financial Officer. From 1999 until his retirement in 2004 he held the position of Senior Vice-President and Chief Financial Officer for UMA Group Limited. Mr. Sello is a former director of Sterling Shoes Inc., Asamera Minerals Inc., software development companies Infowave Software Inc. and Braintech Inc., and former Chair of the Vancouver Board of Trade Government Budget and Finance Committee. Mr. Sello received his Bachelor of Commerce from the University of Manitoba and his Masters of Business Administration from the University of Toronto.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	27,760	28,100	80,502	Nil

Committee Membership and Attendance Record
	Board		6 of 6
	Audit (Chair)		4 of 4
	Human Resources & Compensation		4 of 4

Jay W. Thornton Calgary, AB, Canada, 58 Director Since: June 7, 2012 Independent Director Meets share ownership guidelines

Jay W. Thornton became one of our Directors on June 7, 2012. Mr. Thornton has over 30 years of oil and gas experience. He spent the first part of his career in various management positions with Shell Canada Inc. Mr. Thornton joined Suncor Energy, Canada’s largest integrated energy company, where he spent 12 years in various operating and corporate executive positions, including four year in Fort McMurray at Suncor’s Oil Sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with both the Canadian Association of Petroleum Producers (“CAAP”) and the Canadian Petroleum Products Institute (“CPPI”). He is currently a member of the board of a PennWest Petroleum Ltd., Canadian oil and gas company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a graduate of the Canadian Institute of Corporate Directors.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	Nil	34,400	42,550	Nil

Committee Membership and Attendance Record
	Board		6 of 6
	Governance		3 of 3
	Human Resources & Compensation (chair)		4 of 4
	HSE & Business Risk		6 of 6

K. Rick Turner Houston, TX, U.S.A., 57 Director Since: November 26, 2003 Independent Director Meets share ownership guidelines

K. Rick Turner became one of our Directors on November 26, 2003. Prior to his retirement from the Stephen’s family entities in 2011, Mr. Turner was a private equity principal of the Stephens Group, LLC, a private, family-owned investment firm, since 1990. Mr. Turner is currently active in the private equity arena as a Managing Director of Altos Energy Partners, LLC. Mr. Turner has extensive experience in investing and board representation in companies focused on oil and gas exploration, energy services, natural gas gathering and processing, and power technology. Prior to joining Stephens in 1983, he was employed by Peat, Marwick, Mitchell and Company. Mr. Turner currently serves as a board member for several private companies and three other publicly held companies: Energy Transfer Equity, L.P., AmeriGas Propane Inc., general partner of AmeriGas Partners, L.P and Sunoco LP. He formerly served on the board of Energy Transfer Partners, L.P. for over 10 years. Mr. Turner earned his B.S.B.A. from the University of Arkansas and is a non-practicing Certified Public Accountant.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	Nil	73,727	85,986	$180,000

Committee Membership and Attendance Record
	Board		6 of 6
	Audit		4 of 4
	Governance		3 of 3
	HSE & Business Risk		4 of 4

(1)	All numbers are as of April 2, 2015. Martin Ferron’s securities holdings listed above do not include RSUs and PSUs, which are discussed in detail below.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Ronald A. McIntosh is a director of Forteleza Energy Inc. (“Forteleza”) formerly known as Alvopetro Inc. (“Alvopetro”). On March 2, 2011, the Court of Queen’s Bench of Alberta granted an order (the “Order”) under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) staying all claims and actions against Forteleza and its assets and allowing Forteleza to prepare a plan of arrangement for its creditors if necessary. Forteleza took such step in order to enable Forteleza to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Forteleza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Forteleza did not have the necessary liquid funds to remit, although Forteleza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables.

Forteleza believed that the CRA’s position was not sustainable and vigorously disputed the CRA’s claim. Forteleza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Forteleza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Forteleza due to Forteleza having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Forteleza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Forteleza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Forteleza closed the sale of substantially all of its oil and gas assets. As a result of the sale Forteleza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.

William C. Oehmig served as a director of Propex Inc., which voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 18, 2008 in order to allow it to restructure its US operations. Mr. Oehmig also served as director of Panolam Industries Inc., which voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code on November 4, 2009 to implement a Debt Restructuring Plan.

Allen R. Sello served as a director of Sterling Shoes Inc. (“Sterling”) until January 22, 2013. Pursuant to orders of the Supreme Court of British Columbia, including an initial order dated October 21, 2011, Sterling and each of its subsidiaries obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada), staying all claims and actions against Sterling and its assets and allowing Sterling to conduct a court-approved asset sale. The Sterling assets have since been sold and the resulting proceeds have been distributed to its creditors.

Jay Thornton is a director of Penn West Petroleum Ltd. (“Penn West”). On August 5, 2014, the Alberta Securities Commission and Ontario Securities Commission both granted Penn West, upon Penn West’s application, management cease trade orders in relation to a review of Penn West’s accounting practices and restatement of its financial statements. Those cease trade orders are no longer in effect as of September 23, 2014.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his successor is appointed.

2.	RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF DIRECTORS TO FIX THEIR REMUNERATION

At the Meeting, NAEP Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2015 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	SPECIAL ITEM OF BUSINESS: APPROVAL OF UNALLOCATED OPTIONS UNDER THE SHARE OPTION PLAN

The Corporation’s Share Option Plan is described below under the heading “Share Option Plan”. The Share Option Plan provides that the maximum number of NAEP Common Shares issuable under the Plan is equal to 10% of the Corporation’s issued and outstanding NAEP Common Shares. The rules of the Toronto Stock Exchange (the “TSX”) provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which do not have a fixed number of securities issuable must be re-approved every three (3) years. Accordingly, at the Meeting, NAEP Shareholders will be requested to consider, and if deemed appropriate, to approve, with or without amendment, the grant of the unallocated options under the Share Option Plan, as specified in the Resolution set forth in Schedule “A”.

As of April 2, 2015, the Corporation had 33,993,996 NAEP Common Shares outstanding, therefore providing for a current maximum of 3,399,399 NAEP Common Shares to be reserved for issuance under the Share Option Plan. As at April 2, 2015, the Corporation had 1,917,500 options to purchase Common Shares outstanding (or approximately 5.6% of the outstanding NAEP Common Shares), leaving unallocated options to purchase an aggregate of 1,481,899 NAEP Common Shares (or approximately 4.4% of the outstanding NAEP Common Shares) available for future option grants at that date. Previously allocated options will continue, unaffected, whether or not this resolution is approved by NAEP Shareholders. Unallocated options and previously granted options that are cancelled, terminated or exercised subsequent to the Meeting will not, however, be available for grants if this resolution is not approved by shareholders. Approval of the Resolution requires confirmation by a majority of the votes cast at the meeting. The persons named in the accompanying Proxy intend to vote for approval of the Resolution unless instructions to the contrary are given. The adoption of the Resolution requires the favourable vote of a majority of the votes cast thereon at the Meeting.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the resolution set out in Schedule “A” of this Information Circular approving the unallocated options under the Corporation’s Share Option Plan.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with approving the resolution set out in Schedule “A” of this Information Circular, the persons named in the enclosed form of Proxy intend to vote for the approval of the Resolution set out in Schedule “A” of this Information Circular approving the unallocated options under the Corporation’s Share Option Plan.

4.	OTHER MATTERS

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion of executive compensation focuses on the compensation of the following individuals for our calendar year ended December 31, 2014:

•	Martin R. Ferron: President and Chief Executive Officer

•	David Blackley: Chief Financial Officer

•	Joseph C. Lambert: Chief Operating Officer

•	Barry W. Palmer: Vice President, Heavy Construction and Mining Operations

All of the executives above are our “named executive officers” or “NEOs” for purposes of this compensation disclosure.

MESSAGE TO SHAREHOLDERS

The Corporation’s executive compensation philosophy is designed to attract, retain and motivate qualified executives who are committed to achieving success for the Corporation and maximum value for its shareholders.

STRONG RESULTS FOR 2014

NAEP achieved strong financial and operational performance in 2014. Here are some of the highlights:

•	Consolidated EDITDA from continuing operations of $64.4 million is up from $43.5 million for the year ended December 31, 2013.

•	Consolidated EBITDA from continuing operations margin of 13.7% is up from 9.2% for the year ended December 31, 2013.

•	Revenue of $471.8 million compared to $470.5 million for the year ended December 31, 2013.

•

Further accretive improvements to the balance sheet and initiatives to return cash to shareholders, including: debenture redemptions and purchases for cancellation; implementation of a new dividend policy; and common share purchases and cancellations.

Further information about financial performance for 2014 can be found in the Corporation’s audited consolidated financial statements for the year ended December 31, 2014 and in Management’s Discussion and Analysis for the same period. Financial terms used in this Management Information Circular such as Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”), Consolidated EBITDA and Consolidated EBITDA from Continuing Operations are defined below under “Additional Information”.

COMPENSATION PHILOSOPHY

The executive compensation philosophy is based on four core principles – competitive compensation, pay for performance, transparent disclosure and alignment with shareholder interests.

Competitive compensation – It is the goal of the Corporation to attract and retain talented executives who are capable of meeting the financial and other objectives of the Corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent, and in this light, the Corporation has adopted a market-competitive total executive compensation package.

Pay for performance – The Corporation believes that executive compensation should be strongly correlated to the financial performance of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, the Board has adopted the annual Short-Term Incentive Plan (“STIP”), which rewards executives for the achievement of key financial (EBITDA), non-financial (safety performance) and individual objectives, all of which contribute to the long-term success of the Corporation.

Transparent Disclosure – We are committed to providing transparent disclosure of executive compensation. It is our intent to follow best practices, comply with all regulatory requirements and communicate our executive pay in plain language.

Alignment with shareholder interests – It is in the Corporation’s best interest to meet shareholder expectations and ensure continued access to capital on favourable terms. Accordingly, the STIP and the Long-Term Incentive Plan (“LTIP”) were designed to ensure that the activities of the Corporation’s executives are aligned with shareholder interests. Each of these plans is described in greater detail below.

REPOSITIONING EXECUTIVE COMPENSATION

Throughout 2014 and into 2015, the Human Resources and Compensation Committee refined the executive compensation structure to better match the Corporation’s size and industry as well as to ensure the Corporation’s pay philosophy was aligned with shareholder interests. In particular it undertook the following actions:

•

Revised the President and CEO’s employment contract effective July 2014. The primary objectives were to retain the current incumbent and reposition the compensation mix substantially to pay-at-risk using mid-to-long-term performance based equity while holding base salary flat for three years.

•	Held base salaries flat for other NEOs in view of current market conditions and the potential impact of the new comparator group.

•

Shifted the long-term incentive compensation for all NEOs from Share Options to Performance Share Units (“PSUs”). The PSU payouts will be based on relative TSR performance (refer to PSU Performance Payout Chart contained in this document).

•

Reviewed and revised the market comparator group used for the NEOs’ compensation to be more relative to the revenue size of the Corporation. All executive compensation will be benchmarked against this new peer group in 2015.

Beyond executive compensation, the Human Resources & Compensation Committee also determined that in view of current market conditions, annual base salary adjustments for all other positions within the Company will be deferred and reviewed again later in 2015.

EXECUTIVE COMPENSATION OVERVIEW

The following table sets out the various components of compensation that NEOs are eligible to receive:

Executive Compensation Components

Base Salary

Base salary is based on the executive’s level of responsibility, skills and experience, and the market value of the position. Adjustments to base salary are considered annually, taking into account the executive’s overall performance, experience and market conditions.

Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the Corporation’s financial and safety performance in the fiscal year as well as each NEO’s achievement against individual objectives. These measures have a pre-determined target set by the Board prior to the start of the fiscal year and funding of the STIP pool is based on the performance of the Corporation against the financial (EBITDA) target during the year. Each executive has a targeted annual bonus of 100% of base salary. Actual payout is determined by the level of achievement of predetermined financial, safety and individual objectives. Payouts range from zero to a maximum of 200% of an executive’s STIP target and are subject to the approval of the Human Resources and Compensation Committee in the case of NEOs other than the CEO and to approval of the Board of Directors in the case of the CEO.

Long-Term Incentive Plan (“LTIP”)

LTIP grants are made through two vehicles: (1) Performance Share Units (PSUs) and (2) Restricted Share Units (RSUs). Effective July 1, 2014, the CEO became eligible receive a target annual LTIP compensation value of 150% of his annual base salary, of which 60% is awarded as PSUs and 40% is awarded as RSUs. The other NEOs have a target annual LTIP compensation value of 40% of base salary, of which 50% is awarded as PSUs and 50% is awarded as RSUs. The NEOs, other than the CEO, will receive the first grant of PSUs in July 2015. All grants are subject to the approval of the Human Resources and Compensation Committee in the case of NEOs other than the CEO and to approval of the Board of Directors in the case of the CEO.

Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered savings plan.

Benefit Plans	Executive benefit plans, paid for by the corporation, provide extended health, dental, disability and insurance coverage.

Perquisites

Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases, reimbursement for annual dues to a local sport or health club, an annual medical examination and a discretionary health care spending account.

ANALYSIS OF CALENDAR YEAR 2014 COMPENSATION DECISIONS REGARDING NEOS

The following outlines the rationale behind key compensation decisions for each of the NEOs for calendar year 2014.

Martin R. Ferron

Mr. Ferron’s last base salary increase to $625,000 was effective July 2013 and will remain unchanged through 2017. Effective with his new employment agreement in July 2014, the Board has placed 67% of Mr. Ferron’s total compensation in the form of ‘at-risk pay’, with 60% of Mr. Ferron’s LTIP measured using relative total shareholder return.

Under the STIP, Mr. Ferron’s incentive award is based on corporate results and individual achievements. As outlined above, the corporation achieved 97.2% of the consolidated EBITDA target and achieved 60% of the safety target. In addition to these results, Mr. Ferron’s individual achievements included increasing the Corporation’s consolidated EBITDA margin while maintaining revenue from 2013, resulting in the sustained performance of the Corporation and an upgraded Standard & Poor’s rating of the Corporation’s long-term corporate credit and senior unsecured debt ratings to “B” from the previous ratings of “B-”. The Corporation also achieved increased gross profit margins of 11.1% up from 9.6% in 2013 and 4% in 2012 despite tough market conditions. Mr. Ferron achieved a 100% individual performance rating. Together, these achievements resulted in an STIP payout at 90% of target for Mr. Ferron, which resulted in an STIP award of $561,222 for the calendar year ended December 31, 2014. As permitted under the share ownership guidelines for NEOs, Mr. Ferron elected to receive a portion of his STIP award in form of DSUs. Mr. Ferron received 75,788 DSUs with a value of $273,595.

STIP Component Awarded in DSUs	Number of Units	Grant Date Value ($) (a)
DSUs	75,788	273,595
Total Value	75,788	273,595

(a)	Value of DSUs on grant date is based on the number of units, multiplied by the fair market value of NOA shares on the February 17, 2015 grant date, which was $3.61.

Under the LTIP, Mr. Ferron was awarded PSUs and RSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($)
Share Options	nil	nil
RSUs (Granted April 1, 2014) (a)	19,854	156,251
RSUs (Granted July 1, 2014) (b)	43,757	374,997
PSUs (Granted July 1, 2014) (c)	65,636	562,501
Total Value	129,247	1,093,749

(a)	Value of RSUs on grant date is based on 50% of the CEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the grant date ($7.87).

(b)	Value of RSUs on grant date is based on 40% of the President and CEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the grant date ($8.57).

(c)	Value of PSUs on grant date is based on 60% of the President and CEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the grant date ($8.57).

The Board of Directors reached an agreement with Mr. Ferron in July 2014 which resulted in his LTIP target increasing from 50% to 150% of base salary. The new employment agreement was finalized following various discussions with an independent consultant after the Board expressed an interest in retaining Mr. Ferron through to 2017 given the strong results achieved since he became CEO in 2012.

Although Mr. Ferron’s total direct compensation (base salary + STIP + LTIP) prior to July 2014 placed him slightly below the 50th percentile of the existing peer group, the Board felt comfortable positioning Mr. Ferron’s compensation between P50 and P75 of the existing peer group based on his experience. Furthermore, and in conjunction with advice from an independent consultant, the Board determined his previous compensation would likely not be sufficient to retain Mr. Ferron as he was the CEO of a larger US Corporation prior to joining NAEPI. The independent consultant confirmed that, if compared to a group consisting of comparably-sized firms in the US oilfield services sector, Mr. Ferron’s previous total direct compensation would have fallen below the 25th percentile. The Board determined that Mr. Ferron’s compensation increase would only impact LTIP; furthermore, and to ensure alignment with shareholder interests, the Board decided that more than half of his LTIP would be PSUs that pay out only if relative total shareholder return is strong. All other aspects of Mr. Ferron’s compensation will remain unchanged through to 2017, including base salary.

David Blackley

Mr. Blackley’s last base salary increase to $324,461 was effective July 2013 and remained unchanged in calendar year 2014 due to market conditions. On March 11, 2015, the Corporation announced that Mr. Blackley resigned as Chief Financial Officer effective March 11, 2015.

Under the STIP, Mr. Blackley’s incentive award is based on corporate results and individual achievements. As outlined above, the corporation achieved 97.2% of the consolidated EBITDA target and achieved 60% of the Safety target. Mr. Blackley achieved a 95% individual performance rating on his individual objectives. Together, these achievements resulted in an STIP payout at 88% of target for Mr. Blackley, which resulted in an STIP award of $285,041 for calendar year 2014. As permitted under the share ownership guidelines for NEOs, Mr. Blackley elected to receive 50% of his STIP award in the form of DSUs. Mr. Blackley received 43,427 DSUs with a value of $156,771.

STIP Component Awarded in DSUs	Number of Units	Grant Date Value ($) (a)
DSUs	43,427	156,771
Total Value	43,427	156,771

(a)	Value of DSUs on grant date is based on the number of units, multiplied by the fair market value of NOA shares on the February 17, 2015 grant date, which was $3.61.

Under the LTIP, Mr. Blackley was awarded share options and RSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($) (a)
Share Options	nil	nil
RSUs	8,246	64,896
Total Value	8,246	64,896

(a)	Value of RSUs on grant date is based on 50% of the NEO’s LTIP Award, divided by the fair market value of NOA shares on the grant date ($7.87).

Joseph C. Lambert

Mr. Lambert’s last base salary increase to $318,484 was effective July 2013 and remained unchanged in the calendar year 2014 due to market conditions.

Under the STIP, Mr. Lambert’s incentive award is based on corporate results and individual achievements. As outlined above, the Corporation achieved 97.2% of the consolidated EBITDA target and achieved 60% of the Safety target. Mr. Lambert achieved a 95% individual performance rating on his individual objectives. Together, these achievements resulted in an STIP payout at 88% of target for Mr. Lambert, which resulted in an STIP award of $279,790 for calendar year 2014. As permitted under the share ownership guidelines for NEOs, Mr. Lambert elected to receive 50% of his STIP award in the form of DSUs. Mr. Lambert received 42,627 DSUs with a value of $153,883.

STIP Component Awarded in DSUs	Number of Units	Grant Date Value ($) (a)
DSUs	42,627	153,883
Total Value	42,627	153,883

(a)	Value of DSUs on grant date is based on the number of units, multiplied by the fair market value of NOA shares on the February 17, 2015 grant date, which was $3.61

Under the LTIP, Mr. Lambert was awarded share options and RSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($) (a)
Share Options	nil	nil
RSUs	8,094	63,700
Total Value	8,094	63,700

(a)	Value of RSUs on grant date is based on 50% of the NEO’s LTIP Award, divided by the fair market value of NOA shares on the grant date ($7.87).

Barry W. Palmer

Mr. Palmer’s last base salary increase to $299,000 was effective July 2013 and remained unchanged in calendar year 2014 given market conditions.

Under the STIP, Mr. Palmer’s incentive award is based on corporate results and individual achievements. As outlined above, the corporation achieved 97.2% of the consolidated EBITDA target and achieved 60% of the safety target. Mr. Palmer achieved a 95% individual performance rating on his individual objectives. Together, these achievements resulted in an STIP payout at 88% of target for Mr. Palmer, which resulted in an STIP award of $262,673 for the calendar year ended December 31, 2014. As permitted under the share ownership guidelines for NEOs, Mr. Palmer to receive 50% of his STIP award in the form of DSUs. Mr. Palmer received 40,019 DSUs with a value of $144,469.

STIP Component Awarded in DSUs	Number of Units	Grant Date Value ($) (a)
DSUs	40,019	144,469
Total Value	40,019	144,469

(a)	Value of DSUs on grant date is based on the number of units, multiplied by the fair market value of NOA shares on the February 17, 2015 grant date, which was $3.61

Under the LTIP, Mr. Palmer was awarded share options and RSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($) (a)
Share Options	nil	nil
RSUs	7,599	59,804
Total Value	7,599	59,804

(a)	Value of RSUs on grant date is based on 50% of the NEO’s LTIP Award, divided by the fair market value of NOA shares on the grant date ($7.87).

DETERMINING INDIVIDUAL COMPENSATION FOR NEOS

It is the role of the Human Resources & Compensation Committee to recommend the compensation of the CEO to the Board for approval and to determine, following the recommendation of the CEO, the compensation of the other NEOs. The Committee receives assistance in fulfilling these duties from several sources, both internal and external.

Share Ownership Guidelines

On December 18, 2013, the Board established share ownership guidelines for NEOs which must be achieved by the later of (i) December 18, 2018; or (ii) five years from the date the NEO is appointed a member of Executive Management. The Share Ownership Guidelines for NEOs require the President and CEO to own five (5) times his or her annual base salary and the remaining NEOs to own two and one half (2 1/2)  times their individual annual base salaries in the form of equity in the Corporation, in each case represented by NAEP Common Shares and/or Directors’ Deferred Share Units (“DSUs”) and/or Restricted Share Units (“RSUs”). The achievement of the share ownership threshold is facilitated by the option for the NEOs to elect to receive 50% of their STIP compensation in the form of DSUs in accordance with the terms of the DSU Plan and the Corporation will match any such DSUs issued by the issuance of 10% more than the elected number. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter, that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. The following table summarizes the compliance to the share ownership guidelines for each NEO as at December 31, 2014:

Named Executive Officers	Stock Ownership Target as a Multiple of Salary	In Compliance Yes/No
Martin R. Ferron	5x	Yes
David Blackley	2.5x	Yes
Joseph C. Lambert	2.5x	Yes
Barry W. Palmer	2.5x	Yes

For the year ended December 31, 2014, all NEOs were in compliance with the share-ownership guidelines insofar that they have sufficient equity in the Corporation within the timeframe provided.

COMPARATOR GROUP ANALYSIS AND MARKET DATA

Base salaries were frozen in 2014 for all NEOs as a result of deteriorating market conditions driven by declining oil prices. All other compensation elements for the NEOs, other than the CEO, also remained unchanged from 2013. A review of the CEOs total compensation was completed by an independent consultant in 2014 with a focus on LTIP. Recommended changes to the LTIP components for the CEO were reviewed and approved by the Board and implemented in July 2014. These changes will also impact LTIP awards for the other NEOs beginning in 2015. These changes will better align a greater portion of the NEO’s ‘at-risk pay’ with shareholders’ interests, which is a key component of the Corporation’s compensation philosophy.

In determining compensation for NEOs, our primary comparator group includes companies that meet the following criteria:

(a)	compete with us for customers and revenue;

(b)	compete with us for executive talent, particularly in the Alberta labour market;

(c)	compete with us for equity or other capital;

(d)	are in the same or similar industry, such as construction and engineering or oil and gas equipment and services;

(e)	are of comparable size, whether in terms of revenue or number of employees; and

(f)	where reliable benchmark compensation information is available.

A number of relevant competitors are excluded from our comparator group because some are private corporations (i.e., KMC Mining, Graham) or smaller divisions of larger corporations (i.e., Flatiron Construction), and therefore insufficient compensation information is available. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.

COMPANY NAME	REVENUE ($ millions)	LOCATION
AECON GROUP INC	$2,798	Toronto, Ontario
TRICAN WELL SERVICE LTD	$2,704	Calgary, Alberta
CALFRAC WELL SERVICES LTD	$2,497	Calgary, Alberta
WSP GLOBAL INC	$2,275	Montreal, Quebec
SECURE ENERGY SERVICES INC	$2,082	Calgary, Alberta
STANTEC INC	$2,007	Edmonton, Alberta
SHAWCOR LTD	$1,800	Toronto, Ontario
ENERFLEX LTD	$1,781	Calgary, Alberta
WAJAX CORP	$1,457	Mississauga, Ontario
MULLEN GROUP LTD	$1,428	Okotoks, Alberta
BIRD CONSTRUCTION INC	$1,338	Mississauga, Ontario
STUART OLSON INC	$1,239	Calgary, Alberta
CERVUS EQUIPMENT CORP	$928	Calgary, Alberta
CANADIAN ENERGY SVCS & TECH	$895	Calgary, Alberta
CANYON SERVICES GROUP INC	$507	Calgary, Alberta
NEWALTA CORP	$495	Calgary, Alberta
NORTH AMERICAN ENERGY PARTNERS INC.	$471	Edmonton, Alberta

In 2015, the Human Resources and Compensation Committee selected a new peer group which will position NAEPI closer to the median in terms of revenue size. This new peer group is listed below:

COMPANY NAME	REVENUE ($ millions)	LOCATION
AECON GROUP INC.	$3,069	Toronto, Ontario
WAJAX CORP.	$1,428	Mississauga, Ontario
STUART OLSON INC.	$1,106	Calgary, Alberta
NEWALTA CORP.	$783	Calgary, Alberta
CANADIAN ENERGY SERVICES & TECH	$663	Calgary, Alberta
HORIZON NORTH LOGISTICS INC.	$554	Calgary, Alberta
NORTH AMERICAN ENERGY PARTNERS INC.	$471	Edmonton, Alberta
BLACK DIAMOND GROUP LTD.	$347	Calgary, Alberta
TOTAL ENERGY SERVICES INC.	$340	Calgary, Alberta
ESSENTIAL ENERGY SERVICES LTD.	$336	Calgary, Alberta
CANYON SERVICES GROUP INC	$300	Calgary, Alberta
CANELSON DRILLING INC.	$257	Calgary, Alberta
PETROWEST CORP.	$232	Grande Prairie, Alberta
ENTREC CORP.	$213	Spruce Grove, Alberta
MACRO ENTERPRISES INC.	$212	Fort St. John, B.C.
LOGAN INTERNATIONAL INC.	$206	Calgary, Alberta

INPUT FROM THE CORPORATION’S MANAGEMENT

The President and CEO actively participates in the compensation process, makes pay recommendations to the Human Resources & Compensation Committee with respect to the other NEOs and recommends to the Compensation Committee the specific business goals to be used as performance targets for the various incentive programs. For the calendar year ended December 31, 2014 (“Calendar Year”, “CY”), the following corporate goals were recommended by the CEO and approved by the Committee under the STIP plan.

Metric	Calendar Year 2014 Target	Calendar Year 2014 Achievement	Actual STIP Score
Safety Performance (20% weighting)	3 Components:		Overall: 60%

Disabling Injury Rate (“DIR”)	Achieve a 14% reduction in DIR performance from 7 to 6 injuries in CY2013.	Due to a fatality, this goal was not achieved.

Total Recordable Injury Rate (“TRIR”)	Achieve a 7% reduction in TRIR performance from .97 to .90 from CY2013.	A total of 15 recordable injuries resulting in a TRIR of 0.88, exceeding the target reduction.

Green Hand Program	Achieve a 17% increase, to 75%, in the evaluation and completion rate of the Green Hand program within the first 90 days of employment for all new employees.	77% of all Green-hands were signed off within the first 90 days.

Financial Performance (80% weighting)	The Corporation achieved $64.4M Consolidated EBITDA from continuing operations, equivalent to 97.2% of the Financial Performance Metric.		97.2%

For the calendar year ended December 31, 2014, the Corporation disclosed specific financial targets concerning EBITDA to STIP eligible employees and provided quarterly progress updates to promote line of sight and better alignment with the Corporation’s financial objectives. The threshold for payment related to EBITDA was set at 75% of target.

For details on the application of compensation against objectives, see section on “Short Term Incentive Plan” and “Analysis of Calendar Year 2014 Compensation Decisions Regarding NEOs”.

RISK MANAGEMENT

The Human Resources & Compensation Committee has considered the topic of risk as it relates to executive compensation. As part of its oversight of executive compensation and a desire to mitigate this risk, the Committee has taken the following actions:

•

Elected to make the majority of the targeted annual compensation of each NEO “at risk” by making it contingent on the achievement of pre-determined objectives or based on the appreciation of the Corporation’s share price over the mid to long term;

•	Regularly benchmark base, variable and total compensation against a peer group of organizations selected by the Committee as being relevant for compensation benchmarking purposes;

•

Structured short-term incentive plans with a balanced, diversified mix of performance measures, both financial and non-financial, each intended to improve different elements of the Corporation’s business;

•	Implemented a formal share ownership policy for NEOs, which requires NEOs to hold a target dollar value of equity in the Corporation while employed in an executive position by the Corporation;

•	Implemented a vesting period of up to three years for RSUs and PSUs to align interests and efforts with those of shareholders over a long term;

•	Granted RSUs and PSUs annually, with varying vesting periods, to provide overlapping performance cycles that require sustained high levels of performance to achieve a consistent payout;

•

Provided strong oversight of the management of the Corporation’s compensation programs by using discretion in assessing performance under the executive compensation programs to adjust metrics or the payouts based on results, events and/or individual circumstances;

•

Prohibited employees, including executive officers, from short-selling securities of the Corporation. (The Committee will be considering adoption of a more comprehensive anti-hedging policy that will expressly prohibit NEOs from purchasing any financial instruments that would hedge their holdings in equity of the Corporation.)

PERFORMANCE GRAPH AND TABLE

The following graph compares the percentage change in the cumulative NAEP Shareholder return for $100 invested in NAEP Common Shares at the closing price of $12.22 on the last trading day of December, 2010, with the total cumulative return of the S&P/TSX Composite Index (“S&P/TSX Index”) and the S&P/TSX Equal Weight Oil & Gas Index (“S&P/TSX Oil & Gas Index”) for the period from December 31, 2010 to December 31, 2014. On the last trading day of December, 2014, the NAEP Common Shares closed at $3.68 per NAEP Common Share on the TSX.

The following table shows the value of $100 invested in NAEP Common Shares on December 31, 2010 compared to $100 invested in the S&P/TSX Composite Index and $100 invested in the S&P/TSX Oil & Gas Index:

	For the Financial years ended ($)
	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013	Dec 31, 2014
NAEP (TSX)	100.00	53.36	27.17	50.74	30.11
S&P/TSX Index	100.00	88.93	92.49	101.33	108.85
S&P/TSX Oil & Gas Index	100.00	90.51	85.93	94.31	81.16

TRENDS BETWEEN NEO COMPENSATION AND TOTAL SHAREHOLDER RETURN

As described in the section “Executive Compensation Philosophy”, executive compensation is tied to the financial and safety performance of the Corporation, as well as market competitiveness. There is a level of correlation between STIP payouts and the price of the NAEP Common Shares, as Consolidated EBITDA is a key factor in determining the annual bonus. Also, beginning in the calendar year 2014, under the new Share Ownership Guidelines, NEOs may elect to have up to 50% of their STIP awarded in the form of Deferred Share Units (“DSUs”) under the same terms as the Directors DSU Plan. As well, there is a level of correlation between LTIP awards and the performance of NAEP Common Shares as the Share Option, RSU and PSU plans are based on the price of NAEP Common Shares.

SHARE-BASED AND OPTIONS-BASED AWARDS

Up to and including the period of January, to June 30, 2014, share-based and options-based awards were granted to NEOs under the terms of the RSU Plan and Share Option Plan. The Human Resources & Compensation Committee approved a target annual LTIP grant value of 50% of base salary for the President and CEO and 40% of base salary for the other NEOs. To determine the number of units or options granted to each NEO at the time of grant, a calculation is performed using the fair value of the Corporation’s share price as at the grant date in relation to the targeted compensation value of the grant. For share options, the Corporation applies a discount to the fair value using the Black Scholes model to reflect the volatility of NAEP Common Shares and the expected life of the option. The Human Resources & Compensation Committee has discretion to award fewer share options than the formula suggests due to a high volatility of the share price. Previous grants are not a factor in determining new grants. Effective July 1, 2014, the Human Resources & Compensation Committee approved a target annual LTIP grant value of 150% of base salary for the President and CEO. Please refer to “Analysis of Calendar Year 2014 Compensation Decisions Regarding NEOs” for further information.

COMPENSATION GOVERNANCE

The Human Resources & Compensation Committee of the Board of Directors is charged with the oversight and governance of the executive compensation programs of the Corporation. The Board has approved a Committee Charter which outlines the accountabilities of the Human Resources & Compensation Committee. These responsibilities include:

(a)	review and recommend to the Board for approval the Corporation’s general compensation philosophy, policies and guidelines;

(b)	review and recommend to the Board for approval annually the corporate goals and objectives relevant to the compensation of the President and CEO;

(c)

review and recommend to the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

(d)

review and approve the compensation package for the Executive Management of the Corporation, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In this Charter, “Executive Management” includes the CEO, the CFO, COO and the Vice-President(s);

(e)

review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to, the Share Option Plan, Director Deferred Share Plan, Performance Share Unit Plan, and Restricted Share Unit Plan;

(f)	review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g)	review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h)	review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Corporation, other than the CEO;

(i)

retain, compensate, and terminate, as applicable, any independent compensation consultants or other consultants to advise and assist the Committee with respect to its responsibilities. The Committee will have sole authority to approve the consultant’s fees and the other terms and conditions of the consultant’s retention; and

(j)	undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in this Charter.

HUMAN RESOURCES & COMPENSATION COMMITTEE COMPOSITION

The Human Resources & Compensation Committee is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions. The members of the Human Resources & Compensation Committee are, as of February 17, 2015:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience
Allen R. Sello	Member	Has served on the Corporation’s Human Resources & Compensation Committee since 2006

Direct experience with compensation planning and human resources matters as a member of executive management at public and private companies for over 20 years

Served on Sterling Shoes Inc. compensation committee from 2005-2012.

William C. Oehmig	Member	Has served on the Corporation’s Human Resources & Compensation Committee since 2006

Served on the Universal Fibers, Inc. compensation committee since 2008

Involved in analysis of compensation plans and human resources matter as chairman of the boards of Purina Mills, Exopack, Royster Clark, and Sterling Diagnostic Imaging and as chair of the board of trustee for The Baylor School

Jay W. Thornton	Member

Currently serves as Chairman of the Human Resources & Compensation Committee for the Corporation and since 2014

Served as Chairman of the Governance/Compensation Committee of Iskander Energy (a privately held Calgary based oil and gas company).

Direct experience managing compensation and human resources matters as a senior executive of Suncor Energy Inc. over previous 15 years.

EXECUTIVE COMPENSATION RELATED FEES

The Human Resources & Compensation Committee and management periodically use the services of specialized and independent compensation consultants to assist in carrying out their duties with respect to executive compensation. The consultants may be engaged to:

i.	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for the NEOs;

ii.	assist management in the development of the various programs within our compensation framework;

iii.	perform studies of the market comparator group to evaluate the Corporation’s total compensation programs; and

iv.	provide recommendations to the Human Resources & Compensation Committee such as appropriate compensation structure and composition of an appropriate peer group.

The following table sets out the fees paid to independent consultants retained by the Corporation during the calendar year ended December 31, 2014 (CY2014), and the fiscal year ended March 31, 2013 (FY2013):

Consultant	Fees Paid in CY2014 ($)	Fees Paid in CY2013 ($) *	All Other Fees Paid ($)
The Wynford Group	nil	$4,725	nil
Lane Caputo Compensation Inc.	$550	$26,399	nil
Meridian Compensation Partners LLC	$5,500	nil	nil
Mercer (Canada) Limited	$60,767	nil	nil

Total Fees Paid	$66,817	$31,124

*	Retained for services from April 1 to December 31, 2013

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

The Corporation had solid financial performance for the calendar year ended December 31, 2014, achieving 97% of targeted EBITDA. The Corporation’s strategy to continually seek out and implement cost-saving measures, combined with consistent operating income each quarter, resulted in the improved financial performance and health of the Corporation despite a downturn in the market. The majority of the intended compensation of NEOs is in the form of “at-risk” pay which aligns with shareholder interests. The following charts outline our mix of annual, short-term and mid- to long-term “at-risk” pay and indirect compensation, such as benefits and perquisites for each level of NEO. In determining the appropriate blend, the Human Resources & Compensation Committee considers the following:

•	The NEO’s ability to affect results over the longer term

•	Market practices, including the total compensation for similar positions in our peer group

•	Regulatory requirements to defer incentives

•	Corporate share-ownership guidelines for NEOs

CEO’s Compensation Mix

Other NEOs’ Compensation Mix

Following is a summary of the various compensation programs applicable to NEOs and the payments generated under each during the calendar year ended December 31, 2014.

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the Human Resources & Compensation Committee with adjustments typically effective July 1st. The Committee may make adjustments to an executive’s salary as a result of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s business unit or division during the previous calendar year. In reviewing the base salaries of the Corporation’s executives, the Human Resources & Compensation Committee also considers comparator group compensation, internal pay relationships, total direct target compensation, total employee cost and the pay position of each executive in the market.

The following table sets out the base salaries as at December 31, 2014.

NEO	December 31, 2014 Base Salary ($)	December 31, 2013 Base Salary ($)	% change
Martin R. Ferron	625,000	625,000	nil
David Blackley	324,461	324,461	nil
Joseph C. Lambert	318,484	318,484	nil
Barry W. Palmer	299,000	299,000	nil

Short-Term Incentive Plan (“STIP”)

Our STIP for executive management is described above in “Executive Compensation Components”. It is the primary vehicle the Corporation uses to reward executives for their contributions to strong financial and operational performance in a particular year. The purpose of the STIP is to motivate executives to help the Corporation achieve its financial goals and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.

The primary metric for the STIP for the NEOs is Consolidated EBITDA because it measures profitability, which is a good indicator of overall corporate performance. The Human Resources & Compensation Committee may make recommendations to the Board regarding adjustments to

Consolidated EBITDA to eliminate factors not considered relevant to the true financial performance of the Corporation. The secondary STIP metric is safety. The factors that make up the safety metrics may change from year to year. For the calendar year ending December 31, 2014, the STIP used three safety measures:

•	Disabling Injury Rate (“DIR”), which measures the rate at which employees are injured on the job and unable to complete their normal work tasks.

•

Total Recordable Injury Rate (TRIR), which measures the frequency of work-related injuries that require medical treatment. TRIR includes fatalities, lost time injuries, restricted work cases and medical treatment cases, but excludes first aid injuries.

•	The Green Hand evaluation program, which goes over key job competencies and standard operating procedures with new employees.

Each safety metric selected has a large impact on the Corporation’s ability to secure work and aligns with the objective of placing an extremely high degree of focus on health and safety.

Together, EBITDA and the safety metrics comprise the funding mechanism for the STIP plan, with EBITDA generating 80% of the potential funding of the pool at target, and safety generating the other 20% of the pool.

The Board approves both the EBITDA and safety targets each year. Both targets are designed to be challenging. For the calendar year ending December 31, 2014, the Board approved the Consolidated EBITDA target after having taken into account the results of the 2013 calendar year, the budget and business plans prepared. The Board also approved safety targets for the calendar year ending December 31, 2014, taking into consideration the results of the 2013 calendar year.

The Consolidated EBITDA results for the calendar year ended December 31, 2014, were 97.2% of the target set by the Board. The consolidated safety results for the same period were 60%; resulting in the STIP pool for the calendar year 2014 being funded by both strong financial and safety results, thereby generating 90% of target into the funding pool for NEOs.

The NEOs’ STIP comprises 50% corporate performance as described above and 50% individual performance. Incentive opportunities for STIP participants at different levels within our organization are set as a percentage of each individual’s base salary. The target incentive opportunity for each of the NEOs is 100% of base salary. The payouts for the NEOs range from zero to a maximum of 200% of target bonus, depending on the Corporation’s performance relative to the Consolidated EBITDA target, safety target, and the executive’s individual performance.

The Human Resources & Compensation Committee recommends the STIP award for the CEO on the basis of the Corporation’s EBITDA and safety performance and on the achievement of the CEO’s individual targets. The Board approves the CEO’s STIP award. The Committee approves the STIP awards for other NEOs, on the recommendation of the CEO, based on the same criteria.

The following table sets forth the STIP target, maximum STIP award for the calendar year ended December 31, 2014, and actual STIP award for each NEO. Each NEO elected to receive up to 50% of his STIP Award in the form of DSUs in accordance with the terms of the DSU Plan and the Corporation matched such DSUs issued by the issuance of 10% more than the elected number.

NEO	STIP Target as Percentage of Base Salary (%)	STIP Target ($) (a)	Maximum STIP Award ($) (b)	CY2014 STIP Award ($)	CY2014 STIP Cash Award ($) (c)	CY2014 STIP DSU Award ($) (d)
Martin R. Ferron	100%	625,000	1,250,000	561,222	312,500	273,595
David Blackley	100%	324,461	648,922	285,041	142,521	156,771
Joseph C. Lambert	100%	318,484	636,968	279,790	139,895	153,883
Barry W. Palmer	100%	299,000	598,000	262,673	131,337	144,469

(a)

STIP Target is determined as follows: 100% (Base Salary as at January 1, 2014 to December 31, 2014). This calculation takes into consideration base salary changes made part way through the calendar year and the number of calendar days in the period.

(b)	The Maximum STIP Award is based on two times (2x) the base salary earned for the period.

(c)	Fifty Percent of the STIP Award is payable in cash.

(d)

The value of the DSUs on the grant date is based on the portion of the STIP Award the NEO elected to have delivered in DSUs, divided by the fair market value of NOA shares on February 17, 2015 ($3.61), plus 10%.

Long-Term Incentive Plan (“LTIP”)

The purpose of the Corporation’s equity-based LTIP is to motivate executives to achieve sustained mid-term and long-term performance, which will increase the value of the Corporation over the long term and generate sustained returns for shareholders. Under the LTIP, incentives are awarded to executives in the form of Performance Share Units (PSUs), with the value linked to the total shareholder return in relation to that of the Corporation’s peer group mentioned earlier, and Restricted Share Units (RSUs), the value of which is directly linked to share price. Share Options, which were previously awarded under the LTIP, were replaced by PSUs in 2014, though only the CEO received a PSU grant in 2014. The other NEOs will receive their first PSU grant in 2015, which replaces the Share Option grant scheduled for December 2014.

The performance metric of total shareholder return in relation to the comparator group has the performance targets as indicated below, which determine the percentage payout upon analysis of results:

PSU Performance Payout Chart

NAEP TSR Percentile Rank as compared to the Comparator Group	% of TSR Target Earned
At or above 90th Percentile (Maximum)	200%
75th Percentile (Stretch)	150%
50th Percentile (Target)	100%
25th Percentile (Threshold)	25%

Prior to July 1, 2014, the annual target LTIP value was 50% of base salary for the CEO and 40% of base salary for the other NEOs.

Annual LTIP Value as a Percentage of Base Salary (before July 1, 2014)
NEO	Annual LTIP Value at Target (% of base salary)	% as RSUs	% as Share Options
Martin R. Ferron	50	50	50
David Blackley	40	50	50
Joseph C. Lambert	40	50	50
Barry W. Palmer	40	50	50

As of July 1, 2014, the annual target LTIP value for the CEO is 150% of base salary; 60% granted in the form of PSUs and 40% granted in the form of RSUs. The reasons for this adjustment can be found in the ‘Analysis of Calendar Year 2014 Compensation Decisions Regarding NEOs’ section. No adjustments were made to the other NEOs annual target LTIP, which remains at 40% of base salary, of which 50% were granted in the form of RSUs. The other 50%, which would have been granted in the form of Share Options in December 2014, will instead be granted in the form of PSUs in July 2015, so as to align performance metrics with the CEO’s PSU grant. No share options were granted to any NEO in 2014.

Annual LTIP Value as a Percentage of Base Salary (as of July 1, 2014)
NEO	Annual LTIP Value at Target (% of base salary)	% as PSUs	% as RSUs	% as Share Options
Martin R. Ferron	150	60	40	nil
David Blackley	40	50	50	nil
Joseph C. Lambert	40	50	50	nil
Barry W. Palmer	40	50	50	nil

Share Option Plan

The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan is administered by the Human Resources & Compensation Committee. Option grants under the Share Option Plan may be made to the Corporation’s directors, officers, employees and consultants selected by the Committee. The Share Option Plan provides for the discretionary grant of options to purchase NAEP Common Shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the Committee.

Options to be granted under the Share Option Plan will have an exercise price of not less than the previous five-day volume weighted average trading price of the NAEP Common Shares on the Toronto Stock Exchange or the New York Stock Exchange (to be determined by where the majority of the trading volume and value of the NAEP Common Shares occurs), converted to Canadian dollars.

The Share Option Plan provides that up to 10% of the Corporation’s issued and outstanding NAEP Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NAEP Common Shares issuable to insiders under the Share Option Plan (and any other security based compensation arrangements of the Corporation) is 10% of the Corporation’s issued and outstanding NAEP Common Shares. The maximum number of the Corporation’s Common Shares issuable to insiders, at any time or within any one-year period, under the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding NAEP Common Shares on a non-diluted basis immediately before the proposed option to purchase.

As of April 2, 2015, the Corporation had 33,993,996 NAEP Common Shares outstanding, therefore providing for a current maximum of 3,399,399 NAEP Common Shares to be reserved for issuance under the Share Option Plan. As at April 2, 2015, the Corporation had 1,917,500 options to purchase Common Shares outstanding (or approximately 5.6% of the outstanding NAEP Common Shares), leaving unallocated options to purchase an aggregate of 1,481,899 NAEP Common Shares (or approximately 4.4% of the outstanding NAEP Common Shares) available for future option grants at that date.

The Share Option Plan provides that all share options are settled with stock, though it also provides a cashless exercise alternative which, at the choosing of the optionee, facilitates a sale of the issued stock through a third party broker and payment of the exercise price and related transaction fees from the proceeds of the sale.

Options may not be exercised prior to the first anniversary of the date of the grant. The vesting of options is otherwise determined on the grant of the options. Generally, options vest over a five-year period at a rate of 20% per year and expire at the end of 10 years. Each option has a term of no less than five and not more than 10 years.

As of April 2, 2015, there are 6,136,700 options (representing 18.1% of the issued and outstanding NAEP Common Shares) that have been granted, of which 2,498,972 have been cancelled or forfeited (representing 7.4% of the issued and outstanding NAEP Common Shares) and 1,677,096 have been exercised (representing 4.9% of the issued and outstanding NAEP Common Shares). Accordingly, as of April 2, 2015, 1,917,500 options are currently under grant, representing 5.6% of the outstanding NAEP Common Shares.

The Share Option Plan provides that if there is any change in the outstanding NAEP Common Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board of Directors will adjust, as appropriate and subject to any required regulatory approvals, (i) the exercise price of any unexercised options; and (ii) the number or kind of securities which are issuable on exercise of options. In the event of the reorganization of the Corporation or the amalgamation or consolidation of the Corporation with another corporation, the Board of Directors may make such provision for the protection of the rights of holders of options as it deems appropriate. In the event that there is a change of control of the Corporation as provided for in the Share Option Plan, effective immediately prior to the change of control, all options outstanding immediately vest and become exercisable and the Human Resources and Compensation Committee may determine a limited period of time of not less than seven (7) days (before or after such change of control) after which time all unexercised options terminate.

The Share Option Plan provides that, in the event of the termination (with or without cause) of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination, subject to adjustment by the Human Resources and Compensation Committee. For qualified retirees (age 55 or over and as approved by the Human Resources and Compensation Committee), vested options continue to be exercisable for the balance of the exercise period applicable to the option.

The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee’s will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee’s disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee’s death, and (b) the expiry date set out in the deceased optionee’s option agreement.

Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the Human Resources and Compensation Committee or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period.

The Share Option Plan provides that subject to receipt of shareholder and regulatory approval, the Board of Directors may make certain specified amendments to the Share Option Plan, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance and (iv) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law), including (i) amendments of a “housekeeping” nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the NAEP Common Shares are listed), (ii) any changes to the vesting provisions, (iii) any changes in the termination provisions of an option or of the Share Option Plan which does not entail an extension beyond the original expiry date, (iv) a discontinuance of the Share Option Plan and (v) the addition of provisions relating to phantom share units, such as restricted share units and deferred share units, which result in participants receiving cash payments, and the terms governing such features.

Securities Authorized for Issuance Under Equity Compensation Plan

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Figure in column (a) as a percentage of issued and outstanding NAEP Common Shares	Weighted-average exercise price of outstanding options, warrants and rights (i)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (ii)	Figure in column (d) as a percentage of issued and outstanding NAEP Common Shares
Plan Category	(a)	(b)	(c)	(d)	(e)
Equity compensation plans approved by security holders	2,024,120	5.80%	3.78	1,468,272	4.20%
Equity compensation plans not approved by security holders	N/A	N/A	N/A	N/A	N/A
Total	2,024,120	5.80%	3.78	1,468,272	4.20%

(i)	Fair market value as at December 31, 2014

(ii)

The Share Option Plan states that the Compensation Committee may issue options, provided that the aggregate number of NAEP Common Shares that may be issued from treasury under the Share Option Plan may not exceed 10% of the number of issued and outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option issuance.

Share Options were normally granted in November or December of each calendar year as part of the 50% grant under the LTIP program. For the calendar year ending December 31, 2014, the Board approved deferring the LTIP grant to July 2015, in the form of PSUs, rather than Share Options to NEOs other than the CEO. This aligns all NEOs in terms of LTIP and grant date.

Restricted Share Unit Plan (“RSU Plan”)

The RSU Plan is part of the Corporation’s Long-Term Incentive Plan. Under the RSU Plan, an RSU and/or a PSU is a right granted to a participant to receive a cash payment equivalent to the fair market value of a Common Share of the Corporation, or at the discretion of the Corporation, a number of NAEP Common Shares purchased on the open market, as of the maturity date. Certain RSUs granted to the CEO vest over a three-year period, one-third on each anniversary of the grant date. All other RSUs “cliff-vest” on the third anniversary of the grant date. Subject to performance criteria, all PSUs “cliff-vest” on the third anniversary of their grant date. If any dividends are paid on the NAEP Common Shares, additional RSUs or PSUs will be credited to the participant to reflect such dividends. The RSU plan provides that, in the event of termination of a participant (with or without cause), all RSUs and PSUs that are not earned RSUs are immediately forfeited, unless otherwise permitted under a participant’s employment agreement. In the event of retirement or disability of a participant, all earned RSUs will be redeemed within 30 days of the maturity date. Any RSUs which have not completed their prescribed term (credited RSUs) will continue to be eligible to become earned RSUs as if the participant was still employed by the Corporation. On the death of a participant, all credited RSUs or PSUs will be deemed earned and will be redeemed within 90 days of the date of the participant’s death, or in the case of PSUs, shall be settled following receipt of the results required to measure the performance criteria (refer to the PSU Performance Payout Chart contained in this document). Rights respecting RSUs and PSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010, the Board approved amendments to the RSU plan in the event of a Change of Control to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding RSUs that are not earned RSUs held in the participant’s RSU Account on the date the Change of Control transaction is completed will be deemed to be earned RSUs. The value of the Earned RSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the RSU or PSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs will be immediately forfeited, unless otherwise permitted under a participant’s employment agreement. In the case of a termination without cause, within 36 months following a Change of Control, all earned RSUs will be paid out.

The Board may amend, suspend or terminate the RSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any RSUs or PSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

On April 1, 2014, as part of the 50% of grants under the LTIP program, a total of 43,793 RSUs were granted to the NEOs.

On July 1, 2014, as part of the CEO’s new LTIP compensation arrangement, 43,757 RSUs were granted and 65,636 PSUs were granted.

The following table outlines the total LTIP awards for the NEOs for the calendar year ended December 31, 2014:

NEO	LTIP Target as Percentage of Base Salary (%) (a)	Number of RSUs Granted April 1, 2014	Number of Share Options Granted 2014
Martin R. Ferron (b)	50	19,854	nil
David Blackley	40	8,246	nil
Joseph C. Lambert	40	8,094	nil
Barry W. Palmer	40	7,599	nil

(a)	LTIP awards were delivered to all NEOs through RSUs in April 2014. No Share Option awards were granted.

(b)	Mr. Ferron’s original employment agreement provided for 50% LTIP Target as a percentage of base salary. That agreement was in effect until June 30, 2014.

NEO	LTIP Target as Percentage of Base Salary (%)	Number of RSUs Granted July 1, 2014	Number of PSUs Granted July 1, 2014
Martin R. Ferron (a)	150	43,757	65,636

(a)

Mr. Ferron’s revised employment agreement effective July 1, 2014, provides for 150% LTIP Target as a percentage of base salary, with 60% of the award delivered as PSUs and 40% delivered as RSUs. Refer to the ‘Analysis of Calendar Year 2014 Compensation Decisions Regarding NEOs’ section.

Retirement Arrangements

The Corporation does not have a pension plan. For the calendar year ended December 31, 2014, the total amount the Corporation set aside for pension, retirement and similar benefits for the NEOs was $78,347, consisting of employer matching contributions to the executive officers’ Registered Retirement Savings Plans and Non-Registered Savings Plans.

Benefit Plans

The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for annual dues at a local health or sports club, an annual medical examination and a discretionary health care spending account.

SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation for the calendar year ended December 31, 2014, paid to, or earned by, the NEOs. In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of the end of the calendar year and a total dollar value of compensation received.

Executive Pay Detail

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year		Salary Earned ($) (a)	Share- based Awards ($) (b)	Option- based Awards ($) (c)	Annual Incentive Plan (STIP) ($) (d)	Long- term Incentive Plans	Group RRSP ($)	All other Compensation ($) (e)	Total Compensation ($)
Martin R. Ferron President and Chief Executive Officer (Appointed June 7, 2012)	CY2014 SY2013 FY2013	(f)	625,000 462,500 491,154	1,367,344 232,514 233,000	nil 247,629 2,107,500	312,500 211,378 600,000	N/A N/A N/A	31,250 23,125 19,558	(e) (e) 60,000	2,336,094 1,177,146 3,511,212
David Blackley Chief Financial Officer (Appointed June 10, 2009)	CY2014 SY2013 FY2013	(f)	324,461 238,754 302,451	221,667 120,034 61,223	nil 102,834 118,196	142,521 109,123 302,421	N/A N/A N/A	16,223 11,938 15,123	(e) (e) (e)	704,873 582,683 799,414
Joseph C. Lambert Chief Operating Officer (Appointed September 27, 2010)	CY2014 SY2013 FY2013	(f)	318,484 234,356 297,567	217,583 117,825 60,095	nil 101,061 118,196	139,895 107,113 213,607	N/A N/A N/A	15,924 11,718 14,878	(e) (e) (e)	691,887 572,073 704,343
Barry W. Palmer Vice President, Heavy Construction and Mining Operations (Appointed December 15, 2011)	CY2014 SY2013 FY2013	(f)	299,000 221,375 278,125	204,273 111,292 57,504	nil 94,560 279,625	131,337 101,175 199,612	N/A N/A N/A	14,950 11,069 14,873	(e) (e) (e)	649,560 539,471 829,739

(a)

Salary Earned for CY2014 reflects base salary for the period January to December, 2014. Salary Earned for SY2013 reflects base salary for the period April to December, 2013. Salary earned for FY2013 reflects base salary for the period April 1, 2012 to March 31, 2013. Salaries are paid on a bi-monthly schedule.

(b)

CY2014 reflects the RSU value of the April 1, 2014 RSU grant for all NEOs and the RSU and PSU value of the July 1, 2014 RSU and PSU grant for Mr. Ferron. CY2014 also reflects the DSU value of the STIP award granted February 17, 2015, representing the CY2014 STIP. SY2013 reflects the DSU value of the STIP award granted February 19, 2014 for SY2013 STIP. FY2013 reflects the grant date fair value of the RSUs. Those RSUs granted on April 1, 2013 as part of the regular LTIP grant were reported in FY2013.

(c)

No Option-based Awards were granted in CY2014. Regarding SY2013 and FY2013, the Option-based Awards are calculated as the number of option-based awards granted multiplied by the fair value of each award as at the grant date. The fair value of each award represents the intended compensation value of the award using a Black-Scholes valuation model. The Black-Scholes option pricing model assumptions used by NAEP were (i) dividend yield of nil%; (ii) expected volatility of 69.11% (December 18, 2013) or 70.0% (September 19, 2012); (iii) risk-free rate of 1.91% (December 18, 2013) or 1.51% (September 19, 2012); and (iv) expected life of 6.15 years (December 18, 2013) or 5.5 years (September 19, 2012).

(d)

Reflects the cash compensation (non-equity portion) of the STIP payment made to each Executive for the applicable reporting period. For CY2014 and SY2013, the amount reflects the portion of the STIP the NEO elected to have delivered in the form of a cash award.

(e)

The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the fiscal year. The amount indicated for Martin R. Ferron for FY2013 represents his relocation allowance ($650 of that allowance being non-taxable).

(f)	SY2013 reflects compensation for the 9-month period: April to December 2013.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following tables summarize the number and value of outstanding share-based and option-based awards for each of the NEOs for the calendar year ended 2014.

Share-based Awards
NEO	Number of Securities that have Not Vested (a) (e)	Market or Payout Value of Securities that have Not Vested ($) (b)	Number of Securities that have Vested (c)	Market or Payout Value of vested share-based awards not paid out or distributed ($) (d)
Martin R. Ferron	181,004	434,065	35,300	133,434
David Blackley	33,698	127,378	18,224	68,887
Joseph C. Lambert	33,190	125,458	17,888	67,617
Barry W. Palmer	30,519	115,362	16,896	63,867

(a)	Represents RSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted but unearned as at December 31, 2014.

(b)	Value is the fair market value as of December 31, 2014, which was $3.78.

(c)	Represents DSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted to December 31, 2014.

(d)	Any vested RSUs were paid out prior to December 31, 2014.

(e)

Includes PSUs and reinvested dividends (rounded to the nearest whole number) for Mr. Ferron. As at December 31, 2014, the payout value based on relative TSR performance was below the payment threshold and therefore is calculated at nil.

Option-Based Awards

NEO	Number of Unexercised Options (including those unvested)	Option Exercise Price	Option Expiry Date	Value of Unexercised In-the-Money Options Which Have Vested ($) (a)	Value of Unexercised In-the-Money Options Which Have Not Yet Vested ($) (a)
Martin R. Ferron	450,000	$2.79	June 15, 2022	$0	$400,500
	41,900	$5.91	December 18, 2023
David Blackley	75,000	$13.21	January 14, 2018
	9,800	$3.69	December 4, 2018
	50,000	$8.28	June 16, 2019
	11,800	$9.33	February 8, 2020
	9,800	$10.13	December 13, 2020
	14,700	$6.56	November 30, 2021
	70,000	$2.75	September 19, 2022	$26,040	$39,060
	17,400	$5.91	December 18, 2023
Joseph C. Lambert	50,000	$16.46	April 15, 2018
	9,200	$9.33	February 8, 2020
	30,000	$8.58	September 22, 2020
	9,400	$10.13	December 13, 2020
	14,600	$6.56	November 30, 2021
	52,700	$2.75	September 19, 2022	$9,951	$39,060
	17,100	$5.91	December 18, 2023
Barry W. Palmer	5,100	$9.33	February 8, 2020
	6,500	$10.13	December 13, 2020
	9,900	$6.56	November 30, 2021
	40,000	$4.90	April 1, 2022
	40,000	$2.75	September 19, 2022	$9,300	$27,900
	16,000	$5.91	December 18, 2023

(a)

Value of the amounts is calculated based on the December 31, 2014 closing price of the NAEP Common Shares on the Toronto Stock Exchange ($3.68), less the option exercise price, multiplied by the number of option-based awards outstanding as of December 31, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the NEOs that vested during the calendar year ended December 31, 2014, as well as the value of non-equity incentive plan compensation that the NEOs earned during the calendar year ended December 31, 2014:

NEO	Option-Based Awards – Value Vested During the Year ($) (a)	Share-Based Awards – Value Vested During the Year ($) (b)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Martin R. Ferron	879,000	2,795	nil
David Blackley (c)	66,940	387,523	nil
Joseph C. Lambert (c)	63,840	402,228	nil
Barry W. Palmer (d)	69,360	138,986	nil

a)

Calculated as the number of option-based awards that vested during the calendar year ending December 31, 2014, multiplied by the difference between the exercise price and the closing share price on the Toronto Stock Exchange on the date the options vested.

(b)	Includes the value of reinvested dividends earned on DSUs during the calendar year ended December 31, 2014, multiplied by their fair market value on the record date.

(c)

Share-Based Awards – Calculated as the number of RSUs that matured during the calendar year ending December 31, 2014, multiplied by the fair market value on the maturity date (“FMV”) and represents the payout of the RSUs granted April 1, 2011 (FMV $7.82), June 1, 2011 (FMV $8.40) and June 2, 2011 (FMV $8.40) RSUs, plus reinvested dividends.

(d)

Calculated as the number of RSUs that matured during the calendar year ending December 31, 2014, multiplied by the fair market value on the maturity date (“FMV”) and represents the payout of the RSUs granted April 1, 2011 (FMV $7.82) and June 1, 2011 (FMV $8.40) RSUs, plus reinvested dividends.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and change of control benefit amounts are summarized in the following chart, and thereafter the specific arrangements contained in each employment agreement are outlined for each NEO.

In the event of a change in control all Restricted Share Units (“RSUs”) are deemed to be earned and the maturity date is the date the change of control is completed; in the case of Share Options all outstanding options become exercisable.

In the event of termination all RSUs other than earned RSUs are forfeited and all earned RSUs are redeemed and settled; in the case of Share Options all options cease to become exercisable 30 days after the termination date.

	RSU Plan		DSU Plan	Share Option Plan	RSU Plan		DSU Plan	Share Option Plan		Employment Contract - Retiring Allowance
	Change in Control				Termination				December 31, 2014 Base Salary	On or Prior to 5th Anniversary of Executive Start Date		After 5th Anniversary of Executive Start Date up to 10th		After 10th Anniversary of Executive Start Date		PRORATED 90% Target Short Term Incentive Plan (h)
NEO	RSU Value (a) (b)	PSU Value (a) (b)	DSU Value (a)	Share Option Value (c) (d)	RSU Value (a) (e)	PSU Value (a) (e)	DSU Value (a)	Share Option Value (d) (f) (g)
Martin R. Ferron (i)	434,065	250,130	133,435	400,500	434,065	250,130	133,435	400,500	625,000	625,000	(j)	625,000	(j)	625,000	(j)	562,500	(j)
										1,250,000	(k)	1,250,000	(k)	1,250,000	(k)	1,250,000	(k)
David Blackley (l)	301,975	nil	68,885	65,100	174,598	nil	68,885	26,040	324,461	405,576		405,576		486,692		292,015
Joseph C. Lambert	306,618	nil	67,618	49,011	181,158	nil	67,618	9,951	318,484	318,484		398,105		477,726		286,636
Barry W. Palmer	177,956	nil	63,869	37,200	62,598	nil	63,869	9,300	299,000	299,000		373,750		448,500		269,100

Information above is in Canadian dollars as of December 31, 2014

(a)	Value is the fair market value as of December 31, 2014, which was $3.78, as though the earned units were settled on that date.

(b)	All unearned RSU and PSU grants are considered earned or matured.

(c)	All outstanding share options become exercisable.

(d)

Value is the December 31, 2014 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $3.68, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2014, as though the options were exercised.

(e)	All RSU grants earned in the calendar year ending December 31, 2014 are redeemed and settled.

(f)	All vested share options become exercisable. Regarding Mr. Ferron, refer to (i)

(g)	Regarding termination, Martin Ferron’s unvested options will accelerate and vest as of termination date.

(h)

In the case of Change of Control, Martin Ferron’s STIP portion of the Retiring Allowance is equal to 2x ninety percent of the STIP target for the fiscal year in which the Termination Date occurs. If the termination occurs prior to the payout of the STIP for the completed fiscal year, Mr. Ferron shall receive any earned STIP for the prior fiscal year. If termination occurs after Q1, Mr. Ferron earns a pro-rated STIP amount based on ninety percent of the target STIP.

(i)	In the case of Change of Control or Termination, all RSUs and PSUs granted to Mr. Ferron are deemed to be earned.

(j)	Regarding termination, Martin Ferron’s Employment Contract provides 1x his annual base salary, regardless of service.

(k)	In the case of Change of Control, Mr. Ferron’s is eligible for 2x his annual base salary.

(l)	Regarding termination, David Blackley’s Employment Contract provided 1.25 times his annual base salary for service up to his 5th anniversary, however, Mr. Blackley’s service has surpassed that date.

The Corporation has entered into employment agreements with each of the NEOs. Except for Mr. Ferron, none of the Corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the Corporation. The termination arrangements contained in each employment agreement are outlined for each NEO as follows.

Martin R. Ferron

In accordance with the provisions of Mr. Ferron’s executive employment agreement, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one times his annual base salary, which equates to $625,000 as of December 31, 2014. In addition, if his employment is terminated by the Corporation without cause, Mr. Ferron is entitled to an additional payment equal to 90% of the amount of his target STIP Award under the STIP for the then-current fiscal year, pro-rated to the date of termination, which equates to a maximum of $562,500 as of December 31, 2014. Mr. Ferron is subject to certain non-competition and confidentiality agreements. In the event of a change of control, Mr. Ferron’s executive employment contract calls for a retiring allowance equal to two times his annual base salary which equates to $1,250,000; additional retiring allowance equivalent to two times 90% of the STIP target which equates to $1,125,000; actual STIP earned if termination occurs after fiscal-year end but before STIP payment date; 90% of target STIP (pro-rated) if termination occurs after Q2 but before fiscal year end; all earned RSUs and PSUs to be paid out and unvested options will accelerate and vest as of termination date.

David Blackley

Effective March 11, 2015, Mr. Blackley is no longer employed by the Corporation. Prior to his departure Mr. Blackley’s executive employment agreement provided that he was employed for an indefinite term, which continued until terminated by him or by the Corporation. If his employment was terminated by the Corporation without cause, on or prior to his tenth anniversary of employment with the Corporation or one of its predecessors, he was to receive a payment equal to one and one quarter times his annual base salary, which equated to $405,576 as of December 31, 2014. If terminated after his tenth anniversary of employment with the corporation or one of its predecessors, he was to receive a payment equal to one and one half times his annual base salary, which equated to $486,692 as of December 31, 2014. In addition, if his employment was terminated by the Corporation without cause, Mr. Blackley was entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equated to a maximum of $292,015 as of December 31, 2014. Mr. Blackley remains subject to certain non-competition and confidentiality agreements.

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert’s executive employment agreement effective September 27, 2010, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his fifth anniversary of employment but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $398,105 as of December 31, 2014. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $477,726 as of December 31, 2014. In addition, if his employment is terminated by the Corporation without cause, Mr. Lambert is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $286,636 as of December 31, 2014. Mr. Lambert is subject to certain non-competition and confidentiality agreements.

Barry W. Palmer

In accordance with the provisions of Mr. Palmer’s employment agreement effective December 15, 2011, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $448,500 as of December 31, 2014. In addition, if his employment is terminated by the Corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro rated to the date of termination, which equates to a maximum of $269,100 as of December 31, 2014. Mr. Palmer is subject to certain non-competition and confidentiality agreements.

BOARD OF DIRECTORS COMPENSATION

As at January 1, 2014, the Board was composed of seven non-employee Directors plus the Corporation’s President and Chief Executive Officer, Martin R. Ferron. Two of the non-employee directors did not stand for re-election at the Annual General Meeting of Shareholders held on May 14, 2014. For the remainder of the 2014 fiscal year the Board was therefore comprised of five non-employee Directors plus Martin R. Ferron.

Mandate of the Board of Directors

The Board supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to foreign private issuers, which require that the Board be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy which sets the framework for how the Board approaches its mandate and addresses such things as (i) the responsibility of the Board to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Human Resources & Compensation Committee, Governance Committee and a Health, Safety, Environment and Business Risk Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy for the Corporation can be found on the Corporation’s website at www.nacg.ca.

Compensation Philosophy and Approach

The compensation of non-employee Directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the Corporation’s shareholders. Non-employee director compensation is not incentive-based. Non-employee Directors are compensated based on a combination of an annual retainer, Committee Chair retainer (if applicable) and meeting attendance fees. The President and CEO does not receive additional compensation for his role on the Board.

Compensation Structure

The Corporation’s non-employee Directors, other than the Chair, each receive an annual retainer and a fee for attendance at each meeting of the Board or any committee of the Board that they attend, and are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the annual compensation payable to non-employee Directors.

Type of Fee	Amount ($)
Annual Fees
Board retainer	110,000
Audit committee chair	12,000
HRCC committee chair	9,000
Risk committee chair	5,000
Governance committee chair	5,000
Attendance Fees (per meeting)
Board or committee meeting	1,500

The Human Resources & Compensation Committee assesses the adequacy and form of compensation paid to Directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the Human Resources & Compensation Committee benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors. Director compensation was updated in January 2008 based upon analysis and recommendation by Hewitt Associates (now Meridian Compensation Partners LLC).

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long term success of the corporation is through share ownership. The Board has established share ownership guidelines for directors which must be met within five years of being elected as a director. The Share Ownership Guidelines require the Chair of the Board of Directors to own $660,000 of equity in the Corporation and the remaining directors to own $330,000 of equity in the Corporation, in each case represented by NAEP Common Shares and/or Deferred Share Units (“DSUs”). Such ownership level must be achieved within five years of the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their annual fixed remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. All current Directors comply with these Share Ownership Guidelines.

Board and Committee Membership

Over the course of the fiscal year ended December 31, 2014, the following non-employee Directors served on the following committees:

Committee Members	Audit	HR&C	Risk	Governance
Carl F. Giesler Jr.	✓	✓
Ronald A. McIntosh	✓			✓*
William C. Oehmig		✓	✓*
Allen R. Sello	✓*	✓
Jay W. Thornton		✓*	✓	✓
Peter W. Tomsett		✓*	✓
K. Rick Turner	✓		✓	✓

*	denotes Chair

Director Meeting Attendance

The following chart illustrates the attendance by directors at Board and Committee meetings during the year ended December 31, 2014.

	Board	Audit	HR&C	Gov	Risk
Martin R. Ferron	6 of 6	N/A	N/A	N/A	N/A
Carl F. Giesler, Jr.	1 of 1	2 of 2	1 of 1	N/A	N/A
Ronald A. McIntosh	6 of 6	2 of 2	N/A	3 of 3*	N/A
William C. Oehmig	5 of 6	N/A	4 of 4	N/A	6 of 6*
Allen R. Sello	6 of 6	4 of 4*	4 of 4	N/A	N/A
Jay W. Thornton	6 of 6	N/A	4 of 4*	3 of 3	6 of 6
Peter W. Tomsett	1 of 1	N/A	1 of 1	N/A	2 of 2
K. Rick Turner	6 of 6	4 of 4	N/A	3 of 3	4 of 4

*	Denotes Chair

N/A: not on Committee

Compensation Summary

The following table summarizes all fees paid to non-employee directors during the year ended December 31, 2014.

Name	Board Retainer ($)	Committee Chair Retainer ($) (a)	Attendance Fees ($)	Fees Paid in Cash ($)	Fees paid in DSU’s ($) (b)	Total Fees Earned ($)
Carl Giesler, Jr. (c)	40,760	—	4,500	—	45,260	45,260
Ronald McIntosh (d)	220,000	—	—	110,000	110,000	220,000
William Oehmig (e)	110,000	5,000	22,500	—	137,500	137,500
Allen Sello (f)	110,000	12,000	21,000	82,000	61,000	143,000
Jay Thornton (g)	110,000	6,750	28,500	72,625	72,625	145,250
Peter Tomsett (h)	40,760	2,250	6,000	24,505	24,505	49,010
Rick Turner	110,000	—	25,500	67,750	67,750	135,500

Total	741,520	26,000	108,000	356,880	518,640	875,520

(a)	The Chair of each Committee must take 50% of their additional annual retainer for serving as Chair in DSUs.

(b)	Amounts reflect grant date fair value of DSUs as calculated in accordance with the deferred share unit plan.

(c)	Mr. Giesler was a director for only a portion of fiscal 2014 and so was paid a pro rata retainer.

(d)	Mr. McIntosh was the chair of the Governance Committee for fiscal year 2014, but as chair of the board he receives no additional remuneration for serving as chair of the Governance Committee.

(e)	Mr. Oehmig was the Chair of the Risk Committee for fiscal year 2014.

(f)	Mr. Sello was the Chair of the Audit Committee for fiscal year 2014.

(g)	Mr. Thornton was the Chair of the Human Resources & Compensation Committee for the last three quarters of fiscal year 2014 and was paid the committee chair retainer on a pro-rata basis.

(h)	Mr. Tomsett was a director and chair of the Human Resources & Compensation Committee for only a portion of fiscal 2014 and so was paid a pro rata retainer.

Mr. McIntosh, the Chairman of the Board, received a retainer from January 1, 2014 to December 31, 2014, of $220,000, being the annual Chairman of the Board retainer. The Chairman is not eligible to receive annual bonuses and at least 50% of his annual retainer is to be paid in DSUs. Mr. McIntosh elected to have 50% of his retainer paid in DSUs for fiscal 2014.

Mr. Ferron was a member of management of NAEP and did not receive any additional remuneration for his role as Director.

Deferred Share Unit Plan

The Corporation’s Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007 by the Corporation’s Board and became effective on January 1, 2008. The DSU Plan is administered by the Human Resources & Compensation Committee. DSUs under the DSU Plan may be granted to each member of the Board of Directors of the Corporation (the “Director Participant”) as well as to certain senior management employees approved by the Board as being participants in the DSU Plan. The DSU Plan provides that Director Participants receive 50% (or if they choose, up to 100%) of their fees in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. meeting fees) to be paid in the form of DSUs. DSUs vest immediately upon grant and may be redeemed when the Participant ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed.

Director Compensation Table

The following chart summarizes all amounts of compensation provided to directors during the year ended December 31, 2014.

Name	Cash Fees Earned	Share Based Awards	Option Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All other compensation	Total
Carl Giesler, Jr.	—	45,260	—	—	—	—	45,260
Ronald McIntosh	110,000	110,000	—	—	—	—	220,000
William Oehmig	—	137,500	—	—	—	—	137,500
Allen Sello	82,000	61,000	—	—	—	—	143,000
Jay Thornton	72,625	72,625	—	—	—	—	145,250
Peter Tomsett	24,505	24,505	—	—	—	—	49,010
Rick Turner	67,750	67,750	—	—	—	—	135,500

Total	356,880	518,640	—	—	—	—	875,520

*	All amounts are in Canadian dollars

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based awards and option-based awards as at the end of the year ended December 31, 2014.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options That Have Vested ($) (a)	Number of Shares or Units of Shares That Have Not Vested (b)	Market Payout Value of Share- Based Awards That Have Not Vested ($) (c)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($) (d)
Martin Ferron	450,000	2.79	14-Jun-22	nil	181,004	684,195	133,435

Martin Ferron	41,900	5.91	18-Dec-23	nil	nil	nil	N/A

William C. Oehmig	nil	N/A	N/A	nil	nil	nil	632,630

Allen R. Sello	27,760	5.00	23-Feb-16	nil	nil	nil	288,633

K. Rick Turner	nil	N/A	N/A	nil	nil	nil	308,592

Ronald A. McIntosh	nil	N/A	N/A	nil	nil	nil	513,871

Jay Thornton	nil	N/A	N/A	nil	nil	nil	143,249

(a)

Value is the December 31, 2014 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $3.68, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2014, as though the options were exercised

(b)

DSUs granted to Director’s vest immediately, therefore there are no units of shares for Directors that have not vested. Martin Ferron’s RSUs and PSUs are represented and include dividends reinvested for the calendar year ending December 31, 2014.

(c)

The value of Mr. Ferron’s share-based awards that have not vested are calculated as the number of RSUs and PSUs on record for the period ending December 31, 2014, multiplied by the fair market value on December 31, 2014, which was $3.78.

(d)

Amounts calculated as the number of share-based awards (DSUs or NAEP Common Shares, as applicable) on record for the period ending December 31, 2014, multiplied by the fair market value on December 31, 2014, which was $3.78.

CORPORATE GOVERNANCE

Board of Directors

The National Policy 58-201 – “Corporate Governance Guidelines of the Canadian Securities Administrators” recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With six of the seven directors proposed to be nominated considered independent, the Board is composed of a majority of independent directors. The Chairman of the Board, Mr. McIntosh, is an independent director. Martin R. Ferron is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. The Board of Directors has determined that each of the directors, other than Martin R. Ferron, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.

In order to facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in-camera sessions which exclude any non-independent directors. In-camera meetings are held whenever necessary as part of the regularly scheduled board meetings. In the nine month fiscal year ended December 31, 2014, the number of board meetings included such in-camera sessions, and except for the in-camera sessions, there were no separate meetings of independent board members that took place.

The following table outlines the independence, as defined in the standards established by the CSA, of director nominees, as at the date of the Circular.

Director or Nominee	Independent	Non-Independent	Reason for Non- Independence
Martin R. Ferron		✓	President & CEO
Ronald A. McIntosh	✓
William C. Oehmig	✓
Bryan Pinney	✓
Allen R. Sello	✓
Jay W. Thornton	✓
K. Rick Turner	✓

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no Directors of the Corporation sit together on boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd. (a)	TSX	September 1998
K. Rick Turner	Energy Transfer Equity, L.P.	NYSE	February 2006
	AmeriGas Propane Inc. (b)	NYSE	March 2012
	Sunoco LP	NYSE	August 29, 2014
Jay W. Thornton	PennWest Petroleum Ltd.	TSX, NYSE	June 2013

(a)	Advantage Oil & Gas Ltd. is a Canadian oil and gas company based in Calgary, Alberta.

(b)	AmeriGas Propane Inc. is an indirect wholly-owned subsidiary of UGI Corporation and is the general partner of AmeriGas Partners, L.P., a Delaware limited partnership

Director Term Limits

The Corporation has not adopted term limits for its directors. In the view of the Corporation, optimal governance is aided by a combination of board renewal and board continuity. Mandatory term limits, however, would impose a rigid and arbitrary rule on a decision that should be flexible and reasoned. The Governance Committee considers and assesses Board and committee composition on a regular basis with an eye to ensuring the Board and its committees are comprised of persons having the qualifications, skills, knowledge, experience and expertise necessary for effective governance of the Corporation. Any shortcomings identified by the Governance Committee are brought forward to the Board and recommendations for recruitment or other change are made as are determined by the Board to be in the best interests of the Corporation.

Board and Executive Officer Diversity Policy

The Corporation firmly believes that, in addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board has adopted a written policy that, when identifying and selecting candidates for appointment or election to the Board, the Governance Committee and the Board must consider diversity criteria, including but not limited to the gender, age, cultural and geographic backgrounds of potential candidates and how the same would lead to greater diversity on the Board. The Corporation also firmly believes that diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board has adopted a written policy that the same diversity criteria must be considered when identifying and selecting candidates for appointment to executive management positions.

The Corporation does not, however, believe that it is in the best interests of the Corporation or its shareholders to set any specific targets or quotas for recruiting Board members or executive management based on diversity criteria. Diversity criteria should be considered as one important aspect of the identification and selection process but should not be considered paramount to other important criteria.

The Governance Committee and the Board will review and assess, on a regular basis and no less than once per year, the effectiveness of its diversity policy and whether its objectives are being met. Without specific targets or quotas in place, such assessment will, by its nature, be subjective. The Corporation does not presently have any women serving on the Board or as executive officers.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during the year ended December 31, 2014, or as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed fiscal year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed below.

Orientation and Continuing Education

The Governance Committee, in conjunction with the Board Chair and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New Directors are provided with written information about the duties and obligations of Directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

Management encourages the Directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

(a)	Industry Conferences – Management updates this list as conferences are scheduled.

(b)	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

In order to ensure compliance with the Code, the Board and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

(a)	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

(b)	effective anonymous reporting is through an independent ethics reporting firm; or

(c)	directly to the Chairman of the Board or Audit Committee Chair.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair and the Board Chair will have access, at all times, to the status and content of Reported Violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Assessment of Board Effectiveness

The Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution through a two-step process. Firstly, the Governance Committee makes such assessment on a semi-annual basis based upon the observations of the members of the Governance Committee. The Governance Committee then determines whether any corrective actions, such as changes to committee membership, additional board recruitment or special education or training, are advisable and presents its recommendations to the Board. Secondly, the members of the Board periodically undergo a formal peer review process. The Governance Committee has developed, and periodically revises, a form of questionnaire that is completed by board members anonymously. The questionnaire addresses matters of board, committee and individual efficiency, structure, workload, competency, skills, leadership, communication, diligence and other such matters. The Governance Committee receives the results of the questionnaire and determines whether the results indicate that corrective action is advisable. It then makes recommendations to the Board in that regard.

Position Descriptions for the Chairman of the Board of Directors and Committee Chairs

The Chairman of the Board of Directors (the “Board Chair”) reports to the Board of Directors and shareholders and provides leadership to the Board of Directors relating to the effective execution of all Board responsibilities. The Board Chair is a non-management director and the Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

Specifically, the Board Chair has the responsibility to, amongst other things:

(a)	provide leadership in ensuring that the Board works harmoniously as a cohesive team;

(b)	facilitate the Board functioning independently of management by ensuring that the Board meets regularly without management and by engaging outside advisors as required;

(c)

provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected;

(d)	attend committee meetings and communicate with directors between meetings as required;

(e)	establish procedures to govern the functioning of the Board;

(f)	assist the Governance Committee in implementing the Board assessment;

(g)	lead in continuous improvement of Board processes;

(h)	upon the recommendation of the Governance Committee, approach new candidates to serve on the Board;

(i)	represent shareholders and the Board to management and represent management to the Board and shareholders;

(j)

work with the Board and the Chief Executive Officer to ensure that the Corporation is building a healthy governance culture, assist in effective communication between the Board and management, maintain regular contact with the Chief Executive Officer, and serve as advisor to the Chief Executive Officer and other senior officers;

(k)	act as the Chair for annual and special meetings of the shareholders; and

(l)	receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices.

The Chair of each of the Audit Committee, Human Resources & Compensation Committee, Governance Committee and Health, Safety, Environment and Business Risk Committee each has the responsibility to (i) provide leadership to the committee and to ensure that each of his or her respective Committees works harmoniously as a cohesive team, (ii) facilitate the committee functioning independently of management by meeting regularly without management and engaging outside advisors as required, (iii) communicate with Committee members between meetings as required, (iv) facilitate information sharing with other Committees as required, (v) lead in continuous improvement of committee processes, and (vi) assist in effective communication between the Committee and management. The Chair of each Committee determines the time, place and procedures for the Committee meetings, subject to requirements of the Committee’s charter.

Position Description for the Chief Executive Officer

The Corporation has developed a written position description for the Chief Executive Officer. The description provides that Chief Executive Officer is responsible for the successful management of the corporation and has the responsibility to:

(a)	report to and work with the Board of Directors so that it may fulfill its oversight role;

(b)	advise the Board of Directors in a timely manner of major issues and risks that may affect the corporation;

(c)	recommend to the Board the strategic direction of the corporation and implement approved operational and business plans;

(d)	provide the overall leadership, direction and management of the business operations to achieve the corporation’s goals and objectives;

(e)	allocate financial and human capital for the successful management and financial performance of the corporation;

(f)	foster a culture of integrity and set the ethical tone for the corporation;

(g)	establish the policies and procedures to effectively operate the corporation in an efficient and controlled manner;

(h)	monitor and manage the risks of the corporation;

(i)	recommend to the Board any acquisition, merger, divestiture and the entry or exit of any business unit of the corporation;

(j)	establish the corporate structure and major accountabilities;

(k)	oversee the relationship between the corporation and the public; and

(l)	develop, supervise and evaluate the executive officers and recommend to the Human Resources & Compensation Committee the selection and compensation of executive officers.

BOARD COMMITTEES

AUDIT COMMITTEE

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis (“MD&A”), press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our Board of Directors has adopted a written charter for the Audit Committee that is available on the Corporation’s website (www.nacg.ca). The Audit Committee is currently composed of Messrs. Sello, McIntosh and Turner, with Mr. Sello serving as Chairman. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to provide due oversight and provide the necessary governance over our financial reporting.

Further information with respect to the Audit Committee can be found in the Corporation’s most recent Annual Information Form, under the heading “The Board and Board Committees”, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Our auditors are KPMG LLP. Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended December 31, 2014. The fees we have paid to KPMG for services rendered by them include:

(a)

Audit Fees – KPMG billed us $914,000, $829,000 and $993,000 and for audit fees during the years ended December 31, 2014, 2013 and 2012, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities and quarterly interim reviews of the consolidated financial statements.

(b)	Audit Related Fees – No audit related fees were incurred for the years ended December 31, 2014, 2013 and 2012, respectively.

(c)	Tax Fees – No income tax advisory and compliance services fees were incurred for the years ended December 31, 2014, 2013 and 2012, respectively.

HUMAN RESOURCES & COMPENSATION COMMITTEE

The Human Resources & Compensation Committee is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Human Resources & Compensation Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Committee that is available on the Corporation’s website (www.nacg.ca). The Committee is currently composed of

Messrs. Thornton, Oehmig and Sello, with Mr. Thornton serving as Chairman. Mercer Canada, independent specialized compensation consultants, have been retained by the Corporation to assist in determining compensation for executive management and directors.

GOVERNANCE COMMITTEE

The Governance Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Governance Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Governance Committee that is available on the Corporation’s website (www.nacg.ca). The Governance Committee is currently composed of Messrs. McIntosh, Thornton and Turner, with Mr. McIntosh serving as Chairman.

HEALTH, SAFETY, ENVIRONMENT AND BUSINESS RISK COMMITTEE

The Health, Safety, Environment and Business Risk Committee (the “HS&E Risk Committee”) is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices. The HS&E Risk Committee is also responsible for overseeing all of the Corporations’ non-financial risks, approving the Corporation’s risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above President and CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. The Board of Directors has affirmatively determined that the HS&E Risk Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the HS&E Risk Committee that is available on the Corporation’s website (www.nacg.ca). The HS&E Risk Committee is currently composed of Messrs. Oehmig, Thornton and Turner, with Mr. Oehmig serving as Chairman.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., Suite 300, 18817 Stony Plain Road, Edmonton, Alberta, T5S 0C2:

(a)

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended December 31, 2013 together with the accompanying Auditor’s Report and the MD&A;

(b)	this Information Circular; and

(c)	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.

The term “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.

The Corporation believes that EBITDA is a meaningful measure of the performance of its business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of its business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Corporation’s Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under its credit facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, the Corporation’s computations of EBITDA and Consolidated EBITDA may vary from others in its industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not: reflect the Corporation’s cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals; reflect changes in the Corporation’s cash requirements for our working capital needs; reflect the interest expense or the cash requirements necessary to service interest or principal payments on the Corporation’s debt; include tax payments or recoveries that represent a reduction or increase in cash available to the Corporation; or reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses represents an actual use of cash during the period.

We believe that our performance should be measured on our continuing operations and compared against historical results from continuing operations. “Consolidated EBITDA from Continuing

Operations” is defined as Consolidated EBITDA excluding results from discontinued operations. With the sale of our Pipeline construction related assets (November 22, 2012) and our Piling related assets and liabilities (July 12, 2013) and the exit from both businesses, the results from these businesses are reported as results from “discontinued operations”.

GENERAL

All matters referred to herein for approval by NAEP Shareholders require a simple majority of the NAEP Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

Proposals of shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2016 and which such shareholders are entitled to request be included in the Information Circular for that meeting must be received at the Corporation’s principal executive offices not later than January 8, 2016.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Edmonton, Alberta, this 2nd day of April, 2015.

/S/ Martin R. Ferron
President & Chief Executive Officer

SCHEDULE “A”

RESOLUTIONS

APPROVAL OF UNALLOCATED OPTIONS UNDER THE SHARE OPTION PLAN

RESOLVED THAT:

1.	All unallocated options issuable pursuant to the Corporation’s Share Option Plan are hereby approved and authorized until May 13, 2018; and

2.	Any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

NXZQ 000001	8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X CANADA	Security Class COMMON SHARES
Holder Account Number C9999999999 IND

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Form of Proxy - Annual General and Special Meeting to be held on Wednesday, May 13, 2015.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on Monday, May 11, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER    23456 78901 23456

+	SAM SAMPLE	C9999999999	+
IND C01

Appointment of Proxyholder

I/We being holder(s) of NORTH AMERICAN ENERGY PARTNERS INC hereby appoint: Martin R. Ferron, or failing him, Joseph C. Lambert.
Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
OR

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of NORTH AMERICAN ENERGY PARTNERS INC to be held at Suite 300, 18817 Stony Plain Road NW, Edmonton, AB on Wednesday, May 13, 2015 at 3:00 pm (Mountain Time) (the “Meeting”) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Martin R. Ferron	☐	☐	02. Ronald A. McIntosh	☐	☐	03. William C. Oehmig	☐	☐	Fold
04. Allen R. Sello	☐	☐	05. Jay W. Thornton	☐	☐	06. K. Rick Turner	☐	☐
07. Bryan Pinney	☐	☐

	For	Withhold

2. Appointment of Auditors KPMG LLP are appointed as auditors of the Corporation for the ensuing year and the directors are authorized to fix their remuneration as such.	☐	☐

For	Against

3. Approval of Unallocated Options Under the Share Option Plan

All unallocated options issuable pursuant to the Corporation’s Share Option Plan are hereby approved and authorized until May 13, 2018, and any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.